NEVSUN RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the board of directors of Nevsun Resources Ltd. (the “Company”) has called a special meeting of the shareholders of the Company for 9:00 a.m. on Wednesday, November 16, 2011 at Suite 1000 – 840 Howe Street, Vancouver, British Columbia, (the “Meeting”) for the following purposes:

1.	To consider and, if thought fit, to approve the Shareholder Rights Plan of the Company.

2.	To consider and, if thought fit, to fix the number of directors at six (6).

3.	To transact such other business as may properly come before the Meeting.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc, Proxy Department, 100 University Avenue, 9th Floor, Toronto ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form provided to them in accordance with the instructions provided with it.  Failure to do so may result in their shares not being eligible to be voted at the Meeting.

An information circular and a form of proxy or voting instruction form accompany this notice of meeting.  The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this notice of meeting.

Dated  October 17, 2011

BY ORDER OF THE BOARD OF DIRECTORS

“Cliff T. Davis”

President & Chief Executive Officer